Exhibit 99.1

SCHMID Group CLOSES BUSINESS COMBINATION AND BEGINS TRADING ON THE NASDAQ STOCK EXCHANGE

Highlights

●	SCHMID Group and Pegasus Digital Mobility Acquisition Corp. announce the completion of their business combination
●	As a result, starting April 30, 2024 the existing company’s legal name is SCHMID Group N.V.
●	SCHMID Group N.V. shares will begin trading on the Nasdaq Global Select Market under the ticker symbol “SHMD”
●	SCHMID signed non-redemption and investment agreement for approximately USD 26 million in committed capital with the business combination (before costs).
●	SCHMID is a global solutions provider for the high-tech electronic, photovoltaics, glass, and energy systems industries, with its parent company Gebr. SCHMID GmbH, based in Freudenstadt, Germany.
●	SCHMID has aggregated a diverse group of experts to sit on their Board of Directors.

FREUDENSTADT, Germany and GREENWICH, Conn., April 30, 2024 /Globe Newswire-- Gebr. SCHMID GmbH (the "Company" or "SCHMID," and together with its consolidated subsidiaries, the "SCHMID Group" or "Group"), a global solutions provider for the high-tech electronic, photovoltaics, glass, and energy systems industries, and Pegasus Digital Mobility Acquisition Corp. ("Pegasus") (NYSE: PGSS) announced the completion of its business combination. As a result, starting April 30, 2024 the existing company’s legal name is SCHMID Group N.V. Today, SCHMID Group N.V.'s shares will begin trading on the Nasdaq Global Select Market under the ticker symbol “SHMD”.

The business combination, first announced on May 31, 2023, has resulted in the initial listing of SCHMID on NASDAQ in New York. SCHMID believes that the completion of the business combination and public listing further enables SCHMID to win large scale deployment contracts, attract top talent and provide a currency for targeted acquisitions.

SCHMID is a 160-year-old technology company in its fifth generation of family ownership and management. SCHMID focuses on developing customized equipment and process solutions for multiple industries including high-tech electronics, photovoltaics, glass and energy systems. With expertise in applying & connecting technical layer stacks paired with being a supplier of capital equipment – SCHMID provides solutions for advanced packaging on panel level size, high-end printed circuit boards as well as PV & Glass manufacturing and energy storage. SCHMID solutions are underpinned by a commitment to sustainable innovation. R&D is geared to help customers achieve their CO2 neutrality targets and greener manufacturing.

SCHMID signed non-redemption and investment agreement for approximately USD 26 million in committed capital with the business combination including from various institutional investors as well as USD 8 million from Pegasus Digital Mobility Sponsor LLC, the sponsor of Pegasus.

Christian Schmid, CEO of the SCHMID Group N.V., commented, "Today marks a major milestone for SCHMID Group and the future of our company. As a fifth-generation family business, we’ve been innovating for over 160 years. Today, we solve for the most-pressing challenges in Electronics – our solutions help unlock the future of AI. By taking SCHMID public, we strengthen our global position and accelerate our sustainable innovation for the benefit of all stakeholders."

Sir Ralf Speth, CEO and Chairman of Pegasus, added, “Seeing this deal come to a close brings me great excitement for the future. I look forward to joining SCHMID’s Board of Directors to leverage my deep expertise in the Automotive sector to support SCHMID’s growth and expansion into new markets.”

Advisors

Clifford Chance is acting as U.S., German and international legal counsel to Pegasus, and Appleby is acting as Cayman counsel to Pegasus. Gleiss Lutz, Stibbe and Fenwick & West are advising SCHMID as legal counsel. BizLove is advising SCHMID on investor relations.

SCHMID Group N.V.’s Strong Financial Profile & Compelling Growth Outlook

●	High-growth, profitable, free cash flow positive business model, capable of self-sustainable funding of organic growth plan.
●	Strong sales growth, driven by secular demand from top global technology firms.
●	Robust year-to-date revenue growth driven by relationships with customers that include some of the largest, global blue-chip Tier 1 technology brands.
●	Substantial order book supports sustainable growth momentum for 2024 and beyond.
●	Premium product with stellar unit economics and increasing scale benefits, generating industry-leading EBITDA margins.

Well-Positioned in Large and Growing Markets

The SCHMID Group N.V. maintains a differentiated position within its end markets due to its premium product and pricing, growing scale efficiencies, and expansion potential due to customer and sector trends (the market estimates are based on the Company's own analysis using third-party data from a leading international consultancy):

●	Operates within the PCB/substrate equipment market, which has a total 2022 addressable market (TAM) of approximately $5.0 billion (according to company estimates; EUR to USD FX rate of 1.07 as of 29 May 2023):

●	Within this TAM, SCHMID's serviceable product markets are focused on high-end PCB/substrate production technologies, such as mSAP/SAP and Embedded Traces, which are forecasted to grow at approximately 38% CAGR from 2022 to 2026 (according to company estimates).

●	Strong growth opportunities within high-end PCB/substrate production technologies from mobile devices, increasing connectivity/IoT (Internet of Things) requirements, and evolving demand from the automotive industry.

●	Active within the market for photovoltaic production equipment, which has a total 2022 TAM of approximately $6.2 billion (according to company estimates; EUR to USD FX rate of 1.07 as of 29 May 2023):

●	Within this TAM, SCHMID's serviceable product markets are primarily focused on providing wet processing production solutions for mono-crystalline silicon and thin film PV, which are forecasted to grow at approximately 6% CAGR from 2022 to 2026 (according to company estimates).

Board of Directors

The SCHMID Group N.V. has aggregated a diverse group of experts to sit on their Board of Directors:

●	Prof. Dr. Dr. h.c. Sir Ralf Speth KBE, FREng FRS, now Chairman of the Board of Directors for SCHMID Group N.V., has served Jaguar Land Rover as the Chief Executive Officer, Tata Motors as a Board Member, Tata Sons Ltd as a member of the Supervisory Board, TVS Motor Company, as the Chairman of the Board. He currently is the CEO of Pegasus and Chairman of its Board of Directors.
●	Christian Schmid, has been CEO of SCHMID since 2000. As a fifth-generation Schmid family member, Christian has held key leadership roles within SCHMID´s subsidiaries and affiliates throughout his career.

●	Anette Schmid is a fifth-generation Schmid family member and brings over 25 years of experience working with SCHMID.
●	Dr. Stefan Berger is the Chief Investment Officer for Pegasus, has served as Director of Electrification at Jaguar Land Rover Limited (JLR) the subsidiary of Tata Motors and has also served within the Tata Group as Vice President at Tata Sons in Mumbai (India).
●	Mr. Boo-Keun Yoon spent 45 years at Samsung Electronics in a variety of roles including President and CEO of the Consumer Electronics Division. Since May 2018, he has worked as Vice Chairman for the Corporate Relations Department.
●	Christian Brodersen has specialized in legal advisory for complex business challenges for over 40 years. Brodersen is also a qualified tax consultant and certified public accountant.

Forward-Looking Statements

This press release contains statements that constitute "forward-looking statements." All statements other than statements of historical fact included in this press release are forward-looking statements. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the "Risk Factors" section of the Company’s registration statement and final prospectus for the offering filed with the SEC. Copies are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

About SCHMID Group

The SCHMID Group is a world-leading global solutions provider for the high-tech electronic, photovoltaics, glass, and energy systems industries, with its parent company Gebr. SCHMID GmbH is based in Freudenstadt, Germany. Founded in 1864, today it employs more than 800 staff members worldwide, and has technology centers and manufacturing sites in multiple locations including Germany and China, in addition to several sales and service locations globally. The Group focuses on developing customized equipment and process solutions for multiple industries including electronics, renewables, and energy storage. Our system and process solutions for the manufacture of substrates, printed circuit boards and other electrical components ensure the highest technology levels, high yields with low production costs, maximized efficiency, quality, and sustainability in green production processes. Learn more at www.schmid-group.com

About Pegasus Digital Mobility Acquisition Corp.

Pegasus Digital Mobility Acquisition Corp. is a special purpose acquisition company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. Pegasus was founded by StratCap, LLC, an investment management organization focused on digital economy investments, and is led by Sir Ralf Speth, Chairman and CEO, Dr. Stefan Berger, Chief Investment Officer, and F. Jeremey Mistry, Chief Financial Officer. Learn more at https://www.pegasusdigitalmobility.com/.

Contact Information

SCHMID:
Investor Relations
investor-relations@schmid-group.com

Media Relations
press@schmid-group.com